UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*


                               KOMAG, INCORPORATED
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    500453204
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                                 (CUSIP Number)

                                                    with a copy to:
Stephen Feinberg                                    Robert G. Minion, Esq.
299 Park Avenue                                     Lowenstein Sandler PC
22nd Floor                                          65 Livingston Avenue
New York, New York  10171                           Roseland, New Jersey  07068
(212) 421-2600                                      (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 6, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of $ $ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See $ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.                                                             500453204
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1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only):

                                Stephen Feinberg
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2.    Check the Appropriate Box if a Member of a Group (See Instructions):

(a)   Not                                                                 |_|
(b)   Applicable                                                          |_|

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3.    SEC Use Only

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4.    Source of Funds (See Instructions):                                WC, OO

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e):

                                 Not Applicable

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6.    Citizenship or Place of Organization: United States

Number of                       7. Sole Voting Power:                        *
Shares Beneficially                -------------------------------------------
Owned by                        8. Shared Voting Power:                      *
Each Reporting                     -------------------------------------------
Person With                     9. Sole Dispositive Power:                   *
                                   -------------------------------------------
                               10. Shared Dispositive Power:                 *
                                   ------------------------------------------
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 6,076,800*

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

        (See Instructions):                               Not Applicable

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13.   Percent of Class Represented by Amount in Row (11): 22.0%*

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14.   Type of Reporting Person (See Instructions): IA, IN

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* Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the holder of 596,867 shares of the common stock, par value $0.01 per share (the "Shares"), of Komag, Incorporated, a Delaware corporation (the "Company"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 3,158,762 Shares, Cerberus Series One Holdings, LLC, a Delaware limited liability company ("Cerberus Series One"), is the holder of 1,362,916 Shares, Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), is the holder of 812,068 Shares, and Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America"), is the holder of 146,187 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International, Cerberus Series One, Cerberus Series Two and Cerberus America. Thus, as of October 6, 2004, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 6,076,800 Shares, or 22.0% of the Shares deemed issued and outstanding as of that date.

Item  5. Interest in Securities of the Issuer.

      Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 4, 2004 filed by the Company on August 9, 2004, there were 27,598,021 Shares issued and outstanding as of July 4, 2004. As of October 6, 2004, Cerberus was the holder of 596,867 Shares, International was the holder of 3,158,762 Shares, Cerberus Series One was the holder of 1,362,916 Shares, Cerberus Series Two was the holder of 812,068 Shares and Cerberus America was the holder of 146,187 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International, Cerberus Series One, Cerberus Series Two and Cerberus America (the "Cerberus Entities"). Thus, as of October 6, 2004, for the purposes of Reg.
Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 6,076,800 Shares, or 22.0% of the Shares deemed issued and outstanding as of that date.

      The only transactions effected in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (including Cerberus, International, Cerberus Series One, Cerberus Series Two and Cerberus America) during the sixty days prior to October 6, 2004, was the October 6, 2004 sale (effected in an ordinary brokerage transaction) by Cerberus, Cerberus Series One, Cerberus Series Two and Cerberus America of 102,280, 233,530, 139,140 and 25,050 Shares, respectively, at a price of $15.60 per Share.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      October 7, 2004


                      /s/ Stephen Feinberg
                      ----------------------------------------------------------
                      Stephen  Feinberg,  on behalf  of  Cerberus
                      Associates,  L.L.C., the  general partner of
                      Cerberus Partners, L.P., and Cerberus International, Ltd., Cerberus Series One Holdings, LLC, Cerberus
                      Series Two  Holdings,  LLC and  Cerberus America Series
                       One Holdings, LLC


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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